

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2012

Via E-mail
Mr. Rodney C. Sacks
Chief Executive Officer
Monster Beverage Corporation
550 Monica Circle
Suite 201
Corona, CA 92880

> **Re: Monster Beverage Corporation**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2011**
> **Filed February 29, 2012**
> **Supplemental response submitted March 21, 2012**
> **File No. 000-18761**

Dear Mr. Sacks:

We have reviewed your filing and supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Critical Accounting Policies

Revenue Recognition, page 52

1. We reviewed your response to our prior comment 1. We note your disclosure on page 37 that a key area of your focus is to decrease promotional allowances. To enhance an investor's understanding of your business please provide us with, and confirm that in future Exchange Act filings you will revise to include, a robust description of what these allowances relate to and the underlying terms of arrangements with customers.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Raj Rajan, Senior Staff Accountant, at 202-551-3388 or Brian K. Bhandari, Branch Chief, at 202-551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining